UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Dialogic Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

25250T100

(CUSIP Number)

Tennenbaum Capital Partners, LLC

2951 28th Street, Suite 1000

Santa Monica, California 90405

(310) 566-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 10, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

Page 1 of 8 Pages

SCHEDULE 13D

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1	Name of reporting persons I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tennenbaum Capital Partners, LLC (1)
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds AF, OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 12,542,161 shares (2)
	8	Shared voting power 0 shares
	9	Sole dispositive power 12,542,161 shares (2)
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 12,542,161 shares (2)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 63.1% (3)
14	Type of reporting person IA, OO

(1)	Tennenbaum Capital Partners, LLC serves as investment advisor to, inter alia, Special Value Opportunities Fund, LLC, a Delaware limited liability company (“SVOF”), Special Value Expansion Fund, LLC, a Delaware limited liability company (“SVEF”), and Tennenbaum Opportunities Partners V, LP, a Delaware limited partnership (“TOP V” and, together with SVOF and SVEF, the “Funds”), which are the holders of shares of Common Stock of Dialogic Inc. beneficially owned by Tennenbaum Capital Partners, LLC.
(2)	Includes an aggregate of 3,600,000 shares of Common Stock of Dialogic Inc. that are currently issuable upon exercise of warrants.
(3)	Based on (a) 16,261,711 shares of Common Stock of Dialogic Inc. outstanding as of August 7, 2014, as reported by Dialogic Inc. in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2014 and (b) 3,600,000 shares of Common Stock of Dialogic Inc. that are currently issuable upon exercise of warrants, computed in accordance with Rule 13d-3(d)(1).

CUSIP No. 25250T100	Page 3 of 8

This Amendment No. 7 to Schedule 13D is being filed on behalf of the undersigned as an amendment to the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on October 12, 2010, as amended by Amendment No. 1 to Schedule 13D filed with the Commission on April 2, 2012, Amendment No. 2 to Schedule 13D filed with the Commission on April 16, 2012, Amendment No. 3 to Schedule 13D filed with the Commission on May 14, 2012, Amendment No. 4 to Schedule 13D filed with the Commission on August 13, 2012, Amendment No. 5 to Schedule 13D filed with the Commission on February 13, 2013 and Amendment No. 6 to Schedule 13D filed with the Commission on July 1, 2013 (as amended, the “Schedule 13D”), relating to shares of Common Stock, par value $0.001 per share (the “Common Stock”), of Dialogic Inc., a Delaware corporation (the “Issuer”). Terms defined in the Schedule 13D are used herein as so defined.

Item 4.	Purpose of the Transaction.

The information in Item 4 is hereby amended and supplemented as follows:

Agreement and Plan of Merger

On October 10, 2014, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Dialogic Group Inc., a Canadian corporation (“Parent”), and Dialogic Merger Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Sub”). Parent and Sub are affiliates of Novacap TMT, a Canadian private equity firm.

Pursuant to the Merger Agreement, Sub will commence a tender offer (the “Offer”) within ten business days after the execution of the Merger Agreement to purchase all of the outstanding shares of the Common Stock at a purchase price of $0.15 per share, net to the seller thereof in cash without interest and less any applicable withholdings (the “Offer Price”). The Offer will remain open for a minimum of 20 business days from commencement, subject to possible extension on the terms set forth in the Merger Agreement.

Pursuant to the Merger Agreement, after the consummation of the Offer, and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Sub will be merged with and into the Issuer (the “Merger”) and the separate corporate existence of Sub will cease at that time (the “Effective Time”). Following the consummation of the Merger, the Issuer will continue as the surviving corporation and a wholly owned subsidiary of Parent. As a result of the Merger, the Common Stock will cease to be publicly traded. Under the terms of the Merger Agreement, all unexercised Warrants will be cancelled as of the Effective Time without consideration or other payment to the holders thereof.

Sub’s obligation to accept for payment and pay for the shares of Common Stock tendered in the Offer is subject to certain conditions as set forth in the Merger Agreement, including that there shall have been validly tendered and not validly withdrawn prior to the expiration date of the Offer that number of shares of Common Stock that represent at least one more share than 90% of (without duplication) (a) the outstanding shares of Common Stock as of immediately prior to the expiration of the Offer (and after the consummation of the Exchange Agreement Transactions (as defined below)), plus (b) the aggregate number of shares of Common Stock issuable to holders of equity awards from which the Issuer has received notices of exercise prior to the expiration of the Offer (and as to which shares of Common Stock have not yet been issued).

The Merger Agreement includes customary termination provisions for both the Issuer and Parent. In the event the Merger Agreement is terminated under certain circumstances, the Issuer must pay to Parent an amount equal to the sum of (a) $671,000 plus (b) the aggregate amount of fees and expenses

CUSIP No. 25250T100	Page 4 of 8

incurred by Parent, Sub and their affiliates in connection with the Merger Agreement and the transactions contemplated thereby as of the applicable date that the Merger Agreement is terminated (the “Company Termination Fee”), provided that in no event shall the Company Termination Fee exceed $2.5 million. The Company Termination Fee is payable as follows: a portion of the Company Termination Fee equal to $0.5 million in cash must be paid to Parent within two business days after the date of termination of the Merger Agreement, with the remainder of the Company Termination Fee due in the form of a promissory note, subject to the terms and conditions described in the Merger Agreement (the “Break Fee Note”).

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit 1 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of Issuer.

The information in Item 5 is hereby amended and restated as follows:

(a)-(b) The Reporting Person beneficially owns 12,542,161 shares of Common Stock, including 3,600,000 shares of Common Stock issuable upon exercise of the Warrants. The 12,542,161 shares of Common Stock beneficially owned by the Reporting Person constitute approximately 63.1% of the outstanding shares of Common Stock, based on (i) 16,261,711 shares of Common Stock outstanding as of August 7, 2014, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2014, and (ii) 3,600,000 shares of Common Stock issuable upon exercise of the Warrants. The Reporting Person has sole voting and dispositive power over the shares of Common Stock.

(c) Other than entering into the Exchange Agreement (as defined below), there have been no transactions in shares of Common Stock effected by the Reporting Person during the past 60 days.

(d)-(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information in Item 6 is hereby amended and supplemented as follows:

Agreement to Exchange, Tender and Sell

As of October 10, 2014, certain investment funds managed by the Reporting Person (collectively, the “Term Lenders”) held loans in the aggregate principal amount of approximately $87.0 million (such loans, together with all accrued and unpaid interest with respect thereto, the “Term Loans”) under the Third Amended and Restated Credit Agreement dated as of March 22, 2012, as amended, among Obsidian, LLC (“Obsidian”), as agent, the Term Lenders, as lenders, the Issuer and Dialogic Corporation, a British Columbia corporation and wholly owned subsidiary of the Issuer (“Dialogic Subsidiary”).

Substantially simultaneously with the execution and delivery of the Merger Agreement, Parent, Sub, the Issuer, Dialogic Subsidiary, Obsidian and the Term Lenders entered into an Agreement to Exchange, Tender and Sell (the “Exchange Agreement”), pursuant to which the Term Lenders agreed, on the terms and subject to the conditions set forth in the Exchange Agreement:

•	to contribute certain of the Term Loans to the Issuer, prior to the closing of the Offer, in the aggregate principal amount of $8.75 million (the “Exchange Term Loans”) in exchange for an aggregate of 58,333,333 shares of Common Stock at a conversion price equal to the Offer Price (such transaction, the “Exchange Transaction”);

CUSIP No. 25250T100	Page 5 of 8

•	to tender all of the shares of Common Stock held by them in the Offer (including the shares of Common Stock issued pursuant to the Exchange Transaction);

•	to support and approve the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby;

•	to sell to Sub, prior to the closing of the Offer, all of the Term Loans other than the Exchange Term Loans (such loans, the “Sale Term Loans,” and such transaction, the “Sale Transaction”) for aggregate cash consideration of approximately $24.1 million; and

•	in accordance with Section 13(a)(i) of the Certificate of Designations, Preferences and Rights of the Series D-1 Preferred Stock of the Issuer, to cause the Issuer to redeem the single share of Series D-1 Preferred Stock of the Issuer, held by an investment fund managed by the Reporting Person, for $100, provided that pursuant to the Exchange Agreement such fund has waived its right to receive such amount in light of other consideration (together with the Exchange Transaction and the Sale Transaction, the “Exchange Agreement Transactions”).

Pursuant to the Exchange Agreement, the Term Lenders agreed not to, directly or indirectly, prior to the termination or consummation of the transactions contemplated by the Merger Agreement, solicit, initiate, encourage, induce or facilitate the submission or announcement of a third party proposal to acquire the Issuer or take related actions in furtherance of any such proposal. Additionally, if the Issuer becomes obligated to issue a Break Fee Note under the Merger Agreement, each Term Lender has agreed to enter into an intercreditor agreement in customary form with Parent, Sub, the Issuer and Dialogic Subsidiary, pursuant to which, among other things, the Term Lenders will each acknowledge and agree that the obligations of the Issuer under the Break Fee Note shall be ranked senior to the Term Loans.

The Exchange Agreement includes certain termination rights for Parent, Sub and the Term Lenders, including, among other things, that any of the Term Lenders may terminate the Exchange Agreement if the Merger Agreement has been terminated in accordance with its terms or the Offer is terminated or withdrawn by Parent or Sub.

The foregoing description of the Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Exchange Agreement, which is filed as Exhibit 2 hereto and is incorporated herein by reference.

Tender and Support Agreements

Substantially simultaneously with the execution and delivery of the Merger Agreement, each of the Term Lenders separately entered into a Tender and Support Agreement (each a “Support Agreement”) with Parent and Sub, providing that the Term Lenders shall, among other things, agree to tender all of their shares of Common Stock in the Offer (subject to certain exceptions set forth in the Support Agreements) and to cause their shares of Common Stock to be voted, at any meeting of the stockholders of the Issuer, however called, and in any action by written consent of the stockholders of the Issuer, in favor of, among other things, the Merger, the execution and delivery by the Issuer of the Merger Agreement, the adoption and approval of the Merger Agreement and the terms thereof, and the transactions contemplated by the Merger Agreement (subject to certain exceptions set forth in the Support Agreements).

CUSIP No. 25250T100	Page 6 of 8

The foregoing description of the Support Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreements, the form of which is filed as Exhibit 3 hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

The information in Item 7 is hereby amended and supplemented as follows:

Exhibit 1	Agreement and Plan of Merger, dated October 10, 2014, by and among the Issuer, Parent and Sub (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on October 15, 2014).

Exhibit 2	Agreement to Exchange, Tender and Sell, dated October 10, 2014, by and among the Issuer, Parent, Sub, Dialogic Subsidiary, Obsidian and each of the Term Lenders (incorporated by reference to Exhibit 2.2 to the Issuer’s Current Report on Form 8-K filed with the Commission on October 15, 2014).

Exhibit 3	Form of Tender and Support Agreement, dated October 10, 2014, by and among Parent, Sub and each of the Term Lenders (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on October 15, 2014).

***

CUSIP No. 25250T100	Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of the Reporting Person’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 15, 2014	TENNENBAUM CAPITAL PARTNERS, LLC, a Delaware limited liability company

	By:	/s/ Elizabeth Greenwood
		Name:	Elizabeth Greenwood
		Title:	General Counsel & Chief Compliance Officer

CUSIP No. 25250T100	Page 8 of 8

EXHIBIT INDEX

Exhibit 1	Agreement and Plan of Merger, dated October 10, 2014, by and among the Issuer, Parent and Sub (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on October 15, 2014).

Exhibit 2	Agreement to Exchange, Tender and Sell, dated October 10, 2014, by and among the Issuer, Parent, Sub, Dialogic Subsidiary, Obsidian and each of the Term Lenders (incorporated by reference to Exhibit 2.2 to the Issuer’s Current Report on Form 8-K filed with the Commission on October 15, 2014).

Exhibit 3	Form of Tender and Support Agreement, dated October 10, 2014, by and among Parent, Sub and each of the Term Lenders (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on October 15, 2014).